Exhibit 99.1

The results of Annual General Meeting of Shareholders for the FY2020

On March 25, 2021, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2020, and all six agendas listed below were approved as originally proposed.

Agenda:

1)	Approval of Financial Statements and Annual Dividends for fiscal year 2020 (January 1, 2020 - December 31, 2020)

2)	Approval of Revision to Articles of Incorporation

3)

Election of Directors (1 Non-Executive Director, 9 Independent Directors)
3-1) Non-Executive Director Candidate: Mr. Jin Ok-dong
3-2) Independent Director Candidate: Mr. Park Ansoon
3-3) Independent Director Candidate: Mr. Bae Hoon
3-4) Independent Director Candidate: Mr. Byeon Yang-ho
3-5) Independent Director Candidate: Ms. Sung Jae-ho
3-6) Independent Director Candidate: Mr. Lee Yong Guk
3-7) Independent Director Candidate: Mr. Lee Yoon-jae
3-8) Independent Director Candidate: Mr. Choi Kyong-rok

3-9) Independent Director Candidate: Mr. Choi Jae Boong

3-10) Independent Director Candidate: Mr. Huh Yong-hak

4)	Election of Audit Committee Member who will serve as Independent Director (1 member)

4-1) Audit Committee Member Candidate: Mr. Kwak Su Keun

5)	Election of Audit Committee Members (2 members)

4-1) Audit Committee Member Candidate: Mr. Sung Jae-ho
4-2) Audit Committee Member Candidate: Mr. Lee Yoon-jae

6)	Approval of the Director Remuneration Limit

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2020 as follows:

- Dividend amount for common stocks: KRW 773,838,501,000 (KRW 1,500 per share)
- Dividend amount for convertible preferred stocks: KRW 29,999,112,000 (KRW 1,716 per share)

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 20th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on March 3, 2021